UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Blackstone Private Credit Fund

(Name of Issuer)

Blackstone Private Credit Fund

(Name of Person(s) Filing Statement)

Class I, Class D and Class S Shares of Beneficial Interest

(Title of Class of Securities)

09261H 305, 09261H206 and 09261H 107

(CUSIP Number of class of securities)

Marisa J. Beeney

c/o Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, New York 10154

(212) 503-5100

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

May 3, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders) Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$ 105,821,353 (a)	$ 11,545.11 (b)

(a)

Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of March 31, 2021 of $25.49. This amount is based upon the offer to purchase up to 4,151,485 common shares of beneficial interest, par value $0.01 per share, of Blackstone Private Credit Fund.

(b)

Calculated at $109.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$11,545.11	Filing Party:	Blackstone Private Credit Fund
Form or Registration No.:	Schedule TO	Date Filed:	May 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 3, 2021 by Blackstone Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 4,151,485 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of June 30, 2021 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on May 28, 2021.

2.	48,738 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $1,257,961.

4.

The payment of the purchase price of the Shares tendered was made in the form of a non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about August 30, 2021 to the tendering Shareholders a total of $1,232,802, representing 98% of the net asset value of the total amount of the Shares tendered by Shareholders. The Shares were repurchased at a price of $25.81 per Share as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Chief Compliance Officer, Chief
Legal Officer and Secretary

Dated: February 10, 2022